SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Ecopetrol S.A Announces Results for the Third Quarter and the nine-month period ended September 30, 2011

•
Corporate Group’s production for the nine-month period ended September 30, 2011 was 18.5% higher than in the same period of 2010. Production for the third quarter of the year grew by 15.7% compared to the third quarter of the previous year.

•
Revenues, operating income, EBITDA and net income for Ecopetrol S.A. during the nine-month period ended Sept. 30 of 2011 grew by 52.3%, 94.6%, 74.6% and 96.6%, respectively, compared to the same period of 2010.

•	Net income for Ecopetrol S.A. during the nine-month period ended September 30, 2011 was COL$11,015.7 billion, equivalent to COL$272.16 per share.

BOGOTA, Oct. 24, 2011 /PRNewswire/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (the “Company”) announced today unaudited financial results, both consolidated as well as unconsolidated, for the third quarter and nine-month period ended September 30, 2011, prepared and filed in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública - RCP) of the Colombian General Accounting Office, in Colombian pesos (COL$).

Highlights of Ecopetrol S.A.’s Financial Results

The table below sets forth the highlights of Ecopetrol’s financial results for the periods indicated

Unconsolidated
(COP$ Billion)	3Q 2011	*	3Q 2010	*	%	Jan-Sep 2011*	Jan-Sep 2010*	%
Total sales	14,067.7		8,586.6		63.8%	40,288.9	26,461.6	52.3%
Operating profit	6,214.0		2,865.8		116.8%	17,041.5	8,757.3	94.6%
Net Income	4,196.7		1,702.3		146.5%	11,015.7	5,604.1	96.6%
Earnings per share (COP$)	103.68		42.06			272.16	138.46
EBITDA	7,092.3		3,952.1		79.5%	20,415.8	11,694.3	74.6%
EBITDA Margin	50%		46%			51%	44%

Consolidated
(COP$ Billion)	3Q 2011	*	3Q 2010	*	%	Jan-Sep 2011*	Jan-Sep 2010*	%
Total sales	16,294.5		9,892.2		64.7%	46,900.6	30,324.2	54.7%
Operating profit	6,625.6		2,833.4		133.8%	18,292.9	8,927.3	104.9%
Net Income	4,152.8		1,789.6		132.1%	11,014.5	5,444.9	102.3%
EBITDA	7,627.7		4,033.0		89.1%	22,069.1	12,067.3	82.9%
EBITDA Margin	47%		41%			47%	40%

   * Not audited, for illustration purposes only

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

The CEO of Ecopetrol, Javier Gutiérrez, stated: “We had a very active quarter. In the July-September period, the company again reached historically high operating and financial results. Operationally I highlight the oil findings in the Caño Sur Block, the new production record, the growth in transportation infrastructure and the progress in the modernization projects of our refineries.

Between July 27th and August 17th, we undertook the second round of our primary share offering exclusively in Colombia to Colombian investors, as part of the capitalization process. We had outstanding results given the adverse international capital markets situation. The proceeds of the offering were COL$2.4 trillion to be used to fund our Capex plan. 219,054 Colombian investors acquired shares in the offering increased our shareholder base up to 521.540.

Finally, in September we reached an important milestone for our corporate social responsibility strategy: We are now part of the Dow Jones Sustainability World Index (DJSIW). With this accomplishment Ecopetrol is now part of the select group of the top 10% of companies with the best sustainability performance out of a group of 2,500 public companies listed in the Dow Jones world index. This milestone came four years ahead of schedule, as Ecopetrol had initially envisioned becoming a part of the DJSI by year 2015.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Ecopetrol S.A Announces Results for the Third Quarter and the nine-month period ended September, 30, 2011

I. Financial and operating results		4
a.	Availability of crude oil and products	4
b.	Sales volume	5
c.	Prices of crudes and products	7
d.	Financial results	7
e.	Cash flow	10
f.	Segment results	10
g.	Balance Sheet	12
II. Business Aspects		13
a.	Exploration	13
b.	Production	15
c.	Refining	18
d.	Transportation	19
e.	Biofuels	21
f.	Investment plan	22
III. Organizational consolidation, Social Corporate Responsibility, and Corporate Governance		22
a.	Organizational consolidation	22
b.	Corporate Social Responsibility	23
c.	Corporate Governance	24
IV. Financial results of Ecopetrol and subsidiaries (consolidated)		25
V. Glossary		26
VI. Presentation of results		27
VII. Exhibits		29
VIII. Subsidiaries results		35

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

I. Financial and operating results

a.	Availability of crude oil and products

The availability of Ecopetrol S.A. crude oil and products and volumes produced, purchased and imported is summarized in the following exhibit:

Ecopetrol S.A. (unconsolidated)
Gross oil and gas production

(MBOED)	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Crude Oil	575.2	498.9	15.3%	563.5	471.9	19.4%
Natural Gas	102.3	98.4	4.0%	99.3	97.5	1.8%
Total	677.5	597.3	13.4%	662.8	569.4	16.4%

(-) Royalties
(MBOED)	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Crude Oil	87.5	77.8	12.5%	86.4	71.3	21.2%
Natural Gas	22.2	20.3	9.4%	21.1	19.1	10.5%
Total	109.7	98.1	11.8%	107.5	90.4	18.9%

(=) Net oil and gas production
(MBOED)	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Crudo	487.7	421.1	15.8%	477.1	400.6	19.1%
Gas natural	80.1	78.1	2.6%	78.2	78.4	(0.3)%
Total	567.8	499.2	13.7%	555.3	479.0	15.9%

Purchase volume (MBOED)	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Crude Oil	190.8	174.4	9.4%	184.9	175.1	5.6%
Products	7.5	3.5	114.3%	6.7	5.2	28.8%
Natural Gas	40.2	36.4	10.4%	37.5	37.9	(1.1)%
Total Purchases	238.5	214.3	11.3%	229.1	218.2	5.0%

Imports volume (MBD)	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Products	80.3	48.1	66.9%	74.3	59.5	24.9%

*Purchase volume includes royalties from Ecopetrol and other companies Does not include inventories variations

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

The main source of hydrocarbons for the operations of Ecopetrol S.A. was the net production of crude oil and natural gas, which during the first nine-months of 2011 increased by 15.9% compared to the same period in 2010. Net production for the third quarter of 2011 was 13.7% higher than in the third quarter of the prior year.

For the third quarter as well as for the year to date results as of September, higher volumes were purchased given the continuous growth in the production of the country according to the agreement to purchase royalties from ANH. During the third quarter additional volumes of jet fuel were purchased in order to supply local demand.

Natural gas purchases increased 10.4% between the third quarter of 2010 and the same period of 2011, due to the rising demand in the country as well as to growing exports. During the third quarter of 2011, additional Cusiana gas was purchased to meet this demand.

Volume of imported products also increased as a result of the higher solvent requirements for heavy crude oil transportation.

b.	Sales volume

The exhibit below summarizes the Company’s sales volumes during the third quarter and the nine-month period ended September 30, 2011 as compared to the same periods of 2010:

Ecopetrol S.A. (unconsolidated)
Sales volume

Local sales volume (MBOED)	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Crude Oil	5.1	4.8	6.3%	3.8	3.6	5.6%
Natural Gas	71.3	87.1	(18.1)%	70.7	96.1	(26.4)%
Gasoline	63.5	59.3	7.1%	65.1	61.8	5.3%
Medium Distillates	110.5	99.9	10.6%	108.2	101.6	6.5%
LPG and propane	17.5	17.3	1.2%	16.4	16.9	(3.0)%
Fuel oil	0.5	0.5	0.0%	0.6	1.1	(45.5)%
Industrial and Petrochemical	13.9	14.2	(2.1)%	15.6	14.1	10.6%

Total Local Sales	282.3	283.1	(0.3)%	280.4	295.2	(5.0)%

Export sales volume (MBOED)	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Crude Oil	429.3	303.0	41.7%	400.0	293.9	36.1%
Products	55.8	54.0	3.3%	55.8	50.7	10.1%
Natural Gas	28.2	5.6	403.6%	24.4	2.3	960.9%
Total Export Sales	513.3	362.6	41.6%	480.2	346.9	38.4%

Sales to free trade zone (MBOED)	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Crude Oil	74.1	75.9	(2.4)%	76.1	77.5	(1.8)%
Products	1.0	2.9	(65.5)%	1.9	2.3	(17.4)%
Natural Gas	2.2	2.1	4.8%	2.4	2.4	0.0%
Total sales to free trade zone	77.3	80.9	(4.4)%	80.4	82.2	(2.2)%

Total sales volume	872.9	726.6	20.1%	841.0	724.3	16.1%

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

International market (57% of sales in the nine-month period ended September 30, 2011; 67% including sales to free trade zones):

The higher volume exported by Ecopetrol was primarily the result of the following:

•       Crude: Greater production of Castilla crude as well as the new Magdalena Blend (a blend of acid crude from Magdalena Medio with Castilla crude).
•       Products: Higher fuel oil production at the Barrancabermeja refinery due to a higher volume of heavy crude refined. Also, fuel oil exports benefited from favorable navigation conditions on the Magdalena River.
•       Natural gas: Lifting of export restrictions imposed in 2010 as well as the implementation of an active trading  to increase exports to Venezuela.

The following exhibits summarizes the main destinations of crude and product exports in the period January-September 2011:

Export destinations: Crudes
Destination	Jan-Sep 2011	Jan-Sep 2010
U.S. Gulf Coast	49.0%	58.3%
Far East	16.3%	18.3%
Caribbean	12.4%	1.8%
US West Coast	8.5%	5.0%
South America	5.7%	5.6%
Europe	3.8%	0.0%
Central America	1.6%	6.1%
U.S. Atlantic Coast	1.3%	0.4%
Canada	0.9%	1.9%
Africa	0.5%	2.6%
	100%	100%

Export destinations: Products
Destination	Jan-Sep 2011	Jan-Sep 2010
Caribbean	32.5%	28.1%
U.S. Gulf Coast	27.0%	26.5%
Central America	16.1%	11.3%
U.S. Atlantic Coast	12.7%	7.2%
Far East	3.9%	11.8%
South America	3.8%	8.8%
Europe	3.2%	4.4%
Africa	0.8%	1.1%
US west Coast	0.0%	0.8%
	100.0%	100.0%

Local market (43% of sales in the nine-month period ended Sep. 30 of 2011; 33% excluding sales to free trade zones):

The reduction in local sales volume for the first nine months of 2011 is mainly attributable to a reduction in sales volume of certain products partially offset by the increase in sales of volume of others, as follows:

1)	Reduction in sales volume of the following products:
a.	Natural gas: During third quarter 2010, sales were made to a local agent with the international market as its final destination; starting 2011, gas hasve been exported directly.
b.	Industrial and petrochemical products: there was a reduction in September due to low availability of products coming from the Barrancabermeja and Cartagena refineries.
2)	Growth in sales volume of the following products:
a.	Crudes: Higher deliveries of Jazmín and Moriche crudes to the marine market (bunker fuel).
b.	Medium distillates: Greater demand stemming from the growing vehicle fleet in Colombia as well as from consumption by major customers (coal industry).

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

c.	Gasoline and jet fuel: Increases in flight frequencies of local and foreign airlines, and in vehicle fleet.

LPG and propane sales were higher in the third quarter of 2011 when compared to the third quarter of the previous years due to the increasing inventories of some clients. However, flooding from the severe rain season caused logisitical difficulties during the first half the year , and had an impact on the nine-month period ended September 30, 2011.

c.	Prices of crudes and products

Prices	3Q 2011	3Q 2010%		Jan - Sep 2011	Jan - Sep 2010%
WTI (average) (US$/Bl)	89,8	76,2	17,8%	95,5	77,6	23,1%
Brent (average) (US$/Bl)	112,2	77,0	45,7%	111,6	77,9	43,3%
Export crude oil basket (US$/Bl)	96,3	69,9	37,8%	96,6	70,7	36,6%
Crudes sold to free trade zone (US$/Bl)	107,4	74,0	45,1%	104,3	74,6	39,8%
Export products basket (US$/Bl)	98,8	68,1	45,1%	95,9	68,8	39,4%
Products sold to free trade zone (US$/Bl)	97,0	-	N/A	111,9	-	N/A
Natural gas basket (US$/MMBTU)	5,3	4,0	32,5%	4,7	3,8	23,7%
Gas sold to free trade zone (US$/MMBTU)	5,3	3,9	35,9%	4,5	3,8	18,4%

Prices of Ecopetrol’s crude and products were sold above WTI index and higher than in the previous year.

The increase in natural gas prices comes after the increases in Fuel Oil N°6 1% S USGC index.

d.	Financial results

Unconsolidated Income Statement
(COP$ Billion)	3Q 2011	*	3Q 2010 *	%	Jan-Sep 2011*	Jan-Sep 2010*	%
Local Sales	4,414.9		3,115.4	41.7%	12,917.3	9,871.0	30.9%
Export Sales	7,933.9		4,150.7	91.1%	22,208.8	12,491.7	77.8%
Sales to free trade zone	1,339.8		986.7	35.8%	4,082.9	3,123.6	30.7%
Sales of services	379.1		333.8	13.6%	1,079.9	975.3	10.7%
Total Sales	14,067.7		8,586.6	63.8%	40,288.9	26,461.6	52.3%
Variable Costs	5,500.3		3,869.3	42.2%	16,330.3	12,215.7	33.7%
Fixed Costs	1,650.7		1,397.3	18.1%	4,565.3	3,968.5	15.0%
Cost of Sales	7,151.0		5,266.6	35.8%	20,895.6	16,184.2	29.1%
Gross profit	6,916.7		3,320.0	108.3%	19,393.3	10,277.4	88.7%
Operating Expenses	702.7		454.2	54.7%	2,351.8	1,520.1	54.7%
Operating Profit	6,214.0		2,865.8	116.8%	17,041.5	8,757.3	94.6%
Non Operating Loss	45.2		(556.4)	(108.1%)	(709.8)	(1,167.4)	(39.2)%
Income tax	2,062.6		607.1	239.7%	5,316.0	1,985.8	167.7%
Net Income	4,196.6		1,702.3	146.5%	11,015.7	5,604.1	96.6%

Earnings per share (COP$)	$103.68		$42.06	146.5%	$272.16	$138.46	96.6%
EBITDA	7,092.3		3,952.1	79.5%	20,415.8	11,694.3	74.6%
EBITDA Margin	50%		46%		51%	44%

  * Not audited, for illustration purposes only

A 63.8% aggregate growth in total sales between the third quarter of 2010 and the third quarter of 2011 reflects the following: 1) an increase in international benchmark prices during 2011 generating growths of 39.8% in exported crude prices and 45.1% in exported products prices; 2) a 41.6% increase in exported volumes (excluding sales to free trade zones); and 3) the behavior of the exchange rate.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

In the year to date results of 2011 compared to the same period of 2010, total sales rose by 52.3%, mainly because of: 1) an increase in the price of the crude export basket of 38.6%, and 2) a 38.4% increase in exported volumes (excluding sales to free trade zones).

Cost of sales for the third quarter of 2011 recorded a net increase of 35.8% compared to the same quarter in 2010 primarily due to the 42.2% net increase in variable costs mainly as a result of: 1) higher availability of crudes from the ANH for the increasing production of the country (1.5 million barrels). Those crudes are purchased by Ecopetrol based on a commercial agreement with ANH. Additionally, its price increased in average US$20/BL during the quarter; 2) an increase in volume and benchmark prices for the following imports: solvent naphtha for transporting heavy crude (increased by 1.8million barrels), turbo-combustion engine fuel (increased by 106 thousand barrels), gasoline (increased by 186 thousand barrels)  and low sulfur diesel (increased by 713 thousand barrels) compared to the same quarter of 2010; 3) an increase in costs of hydrocarbon transportation service because of higher volumes available for transportation through pipelines and trucks; and 4) a recalculation of the amortization factor for oil investments at the Chichimene Field with higher reserves, generating a net decreasing effect on cumulative amortizations.

Final inventories of crude and products had a net decrease of COL$25.9 billion, due mainly to a decline in the volume of medium distillates because of higher sales to wholesale distributors, offset by the impact of the higher mark to market prices compared to the same quarter last year.

The 18.1% increase in fixed costs compared to the same quarter a year ago was mainly due to a greater operating activity, and its main drivers were 1) an increase in depreciation corresponding to new third quarter 2011 capitalizations in the amount of COL$76.8 billion; 2) execution of COL$ 102.8 billion in contracted services, in associated operations (higher costs boosted by windfall profit clauses) and in direct operations (higher industrial services); and 3) major and routine maintenance service scheduled at various facilities and on transport systems totaling COL$39.7 billion.

In year to date results through September compared to the same period last year, cost of sales increased 29.1% (COL$4,711 billion) driven by variable costs, which had a 33.7% net growth (COL$4,115 billion) that was the result primarily of: 1) Purchases of hydrocarbons from the ANH and third parties totaling COL$2,061 billion; 2) imported products: COL$1,524 billion, represented mainly by naphtha solvent and low sulfur content diesel; 3) amortization and depletion: COL$193 billion, mainly the result of higher production and capitalization of investments in producing areas; and 4) hydrocarbon transportation services: COL$232 billion.

Fixed costs for the January-September 2011 period, compared to the same period last year, increased by 15% (COL$ 596.8 billion), primarily due to: 1) higher depreciations: COL$240 billion from new capitalizations, and 2) higher contracted services: COL$ 242 billion from Ecopetrol’s increased participation in association contracts for increasing production and development of new fields.

In the third quarter 2011, operating expenses increased by 54.7% compared to the same period in 2010. This variation was principally due to exploration and project expenses and seismic studies, unsuccessful exploration and investments in new exploratory blocks. The operating expenses for the January-September period of 2011 compared to the same period of the previous year increased by COL$832 billion, corresponding mainly to operating and sales and marketing expenses of COL$226 billion and to exploratory and project expenses of COL$487.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

These results generated an operating margin for the third quarter of 2011 of 44.2%, compared to 33.4% in the same quarter of 2010. The operating margin for January-September of 2011 was 42.3% compared to 33,1% in the same period of the previous year.

Non-operating profit for the third quarter of 2011 amounted to COL$45 billion, while for the third quarter of 2010 there was a loss of COL$556 billion. The main drivers were 1) foreign exchange gains of COL$455 billion, 2) improved income from companies recognized through the equity method amounting to COL$427 billion, and 3) crude differential hedging operations of COL$-289 billion.

As of September 30, 2011, the cumulative non-operating loss decreased by COP$457 billion when compared to the same period of the previous year, reflecting mainly 1) subsidiaries’ results of COP$742 billion, 2) foreign exchange gains of COP$299 billion, 3) prior period revenues of COP$245 billion, and 4) COP$148 billion in recovery of legal provisions (Foncoeco). Those non-operating revenues were offset by losses in crude differential hedging operations of COP$-823 billion and by equity tax and surcharge of COP$174 billion.

The 239.7% increase in the income tax provision between the third quarter of 2010 and the same period of 2011 reflects: 1) the 171% increase in pre-tax income, and 2) elimination of the 30% tax break for investments in productive real fixed assets starting 2011 (Tax Reform, Law 1430 of 2010).

Operating results driven by better prices and higher production increased Ecopetrol’s net income by 146.5% when compared the third quarter of 2010 with the same period of 2011, reaching COL$4.2 trillion, or COL$103.68 per share, compared to COL$42.06 per share in the third quarter 2010. Net margin was 29.8% in the third quarter of 2011 compared to 19.8% in the third quarter of 2010. EBITDA margin rose from 46% in the third quarter of 2010 to 50% in the third quarter of 2011.

Net income for the nine-month period ended September 30, 2011 reached COL$11.0 trillion, an increase of 97% over the same period of 2010. Net income per share for the same period of 2011 was COL$272.16 per share, compared to COL$138.46 in 2010. Net margin was 27.2%.

EBITDA for the nine-month period ended September 30, 2011 was COL$20.4 trillion, 74.6% higher than for the same period of 2010, and EBITDA margin rose from 44% to 51%. Earnings and EBITDA results mainly reflect the increase in operating margins.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

e.	Cash flow

Col$ Billion*	3Q 2011	3Q 2010	Jan - Sep 2011
Initial Cash	7,917	8,018	5,479
Cash generated from operations (+)	13,268	8,736	38,002
Cash used in operations (-)	(9,219)	(6,133)	(24,420)
Capex (-)	(2,549)	(1,449)	(7,182)
Acquisitions (-)	-	(1,161)	(769)
Dividend payments (-)	(1,943)	(1,214)	(3,926)
Equity offering** (+)	235	-	235
New debt (+)	-	-	-
Other inflows (+/-)	236	358	822
Fx differences (+)	163	(362)	(133)
Final Cash	8,108	6,793	8,108
* For purposes of recording, balances in dollars are converted to pesos monthly at the average exchange rate. The initial cash position for each quarter is calculated based on the average rate for the first month and the final cash position is calculated based on the average rate for the last month of the respective quarter.
** only includes initial downpayments

As of September 30, 2011, Ecopetrol’s balance of cash, cash equivalents and investments amounted to COL$8.4 trillion (75% of the total  was U.S. dollar-denominated). This includes investments held to maturity of COP$ 111 billion. As of September 30, 2011, the cash net balance in dollars amounted to US$4,915 million.

f.	Segment results

Segment Results: Jan-Sep
COP$ Billion	E&P		Refining & Petrochemicals		Transportation		Sales and Marketing
	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Domestic Sales	10,991.8	7,234.8	12,442.4	9,020.9	2,833.0	2,247.6	829.6	748.9
International Sales	14,835.2	8,844.9	2,626.2	1,895.6	-	-	8,830.3	4,875.0
Total Sales	25,827.0	16,079.7	15,068.6	10,916.5	2,833.0	2,247.6	9,659.9	5,623.9
Operating Revenues	15,675.8	8,390.8	259.5	(377.8)	546.6	556.1	559.5	186.1
Operating Margin	60.7%	52.2%	1.7%	-3.5%	19.3%	24.7%	5.8%	3.3%
Net Income	10,656.4	5,667.8	(208.9)	(530.7)	408.9	430.4	159.3	34.2
Net Margin	41.3%	35.2%	-1.4%	-4.9%	14.4%	19.1%	1.6%	0.6%
EBITDA	18,464.0	10,876.0	605.4	(152.8)	782.2	767.8	564.2	187.1
Ebitda Margin	71.5%	67.6%	4.0%	-1.4%	27.6%	34.2%	5.8%	3.3%

Segment Results for the Third Quarter
COP$ Billion	E&P		Refining & Petrochemicals		Transportation		Sales and Marketing
	3Q-11	3Q-10	3Q-11	3Q-10	3Q-11	3Q-10	3Q-11	3Q-10
Domestic Sales	3,761.0	2,579.3	4,429.0	2,881.5	984.4	791.5	214.6	232.6
International Sales	5,242.8	2,861.5	886.2	650.8	-	-	3,144.7	1,625.2
Total Sales	9,003.8	5,440.8	5,315.3	3,532.3	984.4	791.5	3,359.3	1,857.8
Operating Revenues	5,649.5	2,774.4	146.9	(177.7)	165.5	175.4	252.2	93.7
Operating Margin	62.7%	51.0%	2.8%	-5.0%	16.8%	22.2%	7.5%	5.0%
Net Income	4,020.5	1,754.9	(57.0)	(166.5)	146.5	36.0	86.7	77.9
Net Margin	44.7%	32.3%	-1.1%	-4.7%	14.9%	4.5%	2.6%	4.2%
EBITDA	6,328.5	3,697.6	264.5	(84.6)	245.6	246.1	253.7	93.1
Ebitda Margin	70.3%	68.0%	5.0%	-2.4%	24.9%	31.1%	7.6%	5.0%

Note: The report by segment is calculated based on transfer prices between business units, using as reference parity export prices. For comparative purposes, in 2010, an adjustment was made to account for a change in reference crudes.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Exploration and Production:

The Exploration and Production segment reported a net income of COP$4,021 billion in the third quarter of 2011, 129% higher than that in the same period of the previous year. This result is explained by 1) higher production and sales; and 2) higher prices because part of sales are now indexed to Brent instead of WTI. EBIDTA margin for the segment in the nine-month period ended September 30, 2011 was 71.5%, an increase over the EBITDA margin of 67.6% in the same period of 2010.

Refining and Petrochemicals:

In the third quarter of 2011, the Refining and Petrochemicals segment reported a loss of COP$57 billion, a decrease of COP$109.5 billion compared to the same period of the previous year. Revenues increased 50% as a result of higher volumes of refined products sold with higher spreads versus crude oil. However, given the market conditions, the segment purchased raw materials at higher prices, US$4.10 above WTI, while historically they had been in average between US$8.00 and US$9.00 below the reference price.

Year to date in 2011, there was a net loss of COL$208.9 billion, 61% less than in the same period of 2010 as a consequence of narrowing spreads of Ecopetrol’s product basket given the situation in international markets.

Transportation:

The transportation segment in the third quarter of 2011 had a net income of COP$146.5 billion, COP$110.5 billion more than in the same period of 2010 driven by higher transported volumes through pipelines, multipurpose lines and trucks. EBITDA margin for the third quarter amounted to 24.9% compared to 31.1% in the same quarter of the previous year due mainly to 1) higher maintenance costs to attend additional requirements given the harsh rain season, 3) increased safety and air surveillance costs, and 3) to higher flight hours to attend emergencies.

Net income for the January-September period was COL$408.9 billion, 5% less than in the same period of 2010 mainly due to higher mono buoy maintenance expenses, higher income tax paid in the first quarter of the year and higher maintenance and repairs required for pipelines as a consequence of the harsh rain season during the first quarter.

Market and Supply

In the third quarter of 2011 the Market and Supply segment had a net income of COL$86.7 billion, 11% more than in the same quarter of 2010. Greater volumes were exported and better terms were negotiated for crude oil and natural gas purchases, increasing the commercialization margins during the quarter. EBITDA margin for the third quarter reached 7.6%, whereas for the same period of the previous year it was 5.0%.

For the first nine-months of 2011, net income was COP$ 159.3 billion, compared to COP$34.2 billion for the same period of 2010.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

g.	Balance Sheet

Unconsolidated Balance Sheet (Ecopetrol S.A.)
(COP$ Billion)	Sep. 30, 2011	Jun.30, 2011%
Current Assets	15,609.8	14,365.4	8.7%
Long Term Assets	62,936.5	59,666.5	5.5%
Total Assets	78,546.3	74,031.9	6.1%
Current Liabilities	15,589.1	16,287.3	(4.3)%
Long Term Liabilities	16,186.2	15,600.9	3.8%

Total Liabilities	31,775.3	31,888.2	(0.4)%
Equity	46,771.1	42,143.7	11.0%
Total Liabilities and Shareholders´ Equity	78,546.4	74,031.9	6.1%

Debit Memorandum accounts	126,839.0	120,817.3
Credit Memorandum accounts	103,963.8	99,269.5

During the third quarter of 2011, the main variations in assets reflected: 1) higher accounts receivable from clients from higher sales of COL$760 billion; 2) an increase in receivables of COL$383 billion from the fuel price differential payment pending by the Ministry of Mines; 3) the net increase in the treasury investment portfolio of COL$1,491 billion, mainly as a result of greater operating cash generation; and 4) an increase in plant, property and equipment of COL$1,471 billion for projects and capitalizations.

Liabilities totaled COL$31,775.2 billion (40.5% of total assets) mainly driven by a reduction in accounts payable in the amount of COL$1,942.6 billion, corresponding to the reduction of the second dividend installment in the month of July, partially offset by the increase in the provision for income tax payment of COL$1,904.7 billion.

Financial obligations accounted for 8.4% of total assets and 20.6% of total liabilities.

Equity reached COL$46,771.1 billion as of September 30, 2011 compared to COL$42,143.7 billion at the end of June. Net income in the third quarter amounted to to COL$4,196 billion, the highest year to date. In September, 644,185,868 shares were allocated exclusively in Colombia to Colombian investors with proceeds for the company amounting to COL$2,383 billion in the second round of Ecopetrol´s capitalization process. 219,054 Colombian investors acquired shares in this round.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

II. Business Aspects

a.	Exploration

Contracts:

Ecopetrol and the National Hydrocarbon Agency (Agencia Nacional de Hidrocarburos - ANH) signed an exploration and production contract for the UPAR block, an area of approximately 97,250 hectares in southern Colombia. Ecopetrol’s stake in the operation is 100%. Regarding international activity, Ecopetrol Perú was granted Lote 179, which had been awarded in the Peru 2010 bidding Round sponsored by the Peruvian government-operated Perupetro.

Exploration in Colombia:

Year to datein 2011, 15 exploratory and 6 stratigraphic wells were drilled. Eight exploratory wells (Mito-1, Nunda-1, CSE-8, CSE-8 ST1, Rumbero-1, Pinocho-1, Fauno-1 and Trasgo-1) and three stratigraphic wells (Jaspe-3, Avila-1 and El Valle-1) showed presence of hydrocarbons. Tinkhana 1 well, which was drilled in 2010 and reported to have hydrocarbons in February of 2011 is not included.

Drilling in Colombia - Ecopetrol S.A.
Jan - Sep 2011
Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A-3/A-2	15	8	1	6
Stratigraphic	6	3	1	2

Hocol Petroleum Limited drilled in the January-September period of 2010 six stratigraphic wells (all of them in the CPO17 block) and three A3/A2 wells (Clarinero Sur in the Llanos Basin, Granate-1 in the Lower Magdalena Valley and Balcanes in the Upper Magdalena Valley). In five out of the six stratigraphic wells the company found hydrocarbons evidence in different levels. Two A3 wells were declared dry while the Granate-1 well is in testing stage.

Drilling in Colombia - Hocol
Jan - Sep 2011
Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A-3/A-2	3	0	1	2
Stratigraphic	6	5	0	1

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

The following is a summary of successful wells:

Exploratory wells
Quarter	Company	Basin	Block	Well
1	Ecopetrol S.A.	Mid Magdalena Valley	Playón	RUMBERO-1
1	Ecopetrol S.A.	Upper Magdalena Valley	Cuisinde	NUNDA-1
2	Ecopetrol S.A.	Llanos	Caño Sur	MITO-1
2	Ecopetrol S.A.	Llanos	Caño Sur	PINOCHO-1
2	Ecopetrol S.A.	Llanos	Caño Sur	FAUNO-1
3	Ecopetrol S.A.	Llanos	Caño Sur	CSE-8
3	Ecopetrol S.A.	Llanos	Caño Sur	CSE-8 ST1
3	Ecopetrol S.A.	Llanos	Caño Sur	TRASGO

Stratigraphic wells
Quarter	Company	Basin	Block	Well
1	Ecopetrol S.A.	Llanos	Quifa	JASPE-3
2	Ecopetrol S.A.	Llanos	Caño Sur	EL VALLE-1
3	Ecopetrol S.A.	Llanos	Caño Sur	AVILA-1
1	Hocol	Llanos	CPO-17	CPO-17 EST-6
2	Hocol	Llanos	CPO-17	CPO-17 EST-5A
3	Hocol	Llanos	CPO-17	CPO-17 EST-1
3	Hocol	Llanos	CPO-17	CPO-17 EST-3
3	Hocol	Llanos	CPO-17	CPO-17 EST-7

During the third quarter, Ecopetrol drilled 6 A3/A2 wells (Tingua-1, CSE-8, CSE-8ST1, Trasgo, Tarabita-1 and Azabache-1) with presence of hydrocarbons in  CSE-8, CSE-8 ST1 and Trasgo wells located on Caño Sur block in Meta province (Ecopetrol´s stake of 100% in the block). Azabache-1 well located on Quifa block in the province of Meta was undergoing evaluations as of September 30, 2011. Ecopetrol’s stake is 30% in this block.

In addition, Ecopetrol drilled two stratigraphic wells on Caño Sur block, with hydrocarbons evidenced in the Avila-1 well. The Chacao-1 well was in the evaluation stage as of September 30, 2011. At the end of third quarter 2011, the wells La Luna (stratigraphic) located in the Mid Magdalena; Trueno-1 (A3) located at the Uribante Block and; Embrujo-1 (A3) and Prados-1 (stratigraphic) at the Caño Sur block were being drilled.

Drilling in Colombia - Ecopetrol S.A.
3Q 2011
Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A3/A2	6	3	1	2
Stratigraphic	2	1	1	-

In the third quarter Hocol drilled the Granate-1 well and three of the abovementioned stratigraphic wells.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Drilling in Colombia - Hocol
3Q 2011
Type of well	Number of wells	Hydrocarbon Presence	In evaluation	Dry
A3/A2	1	0	1	0
Stratigraphic	3	3	0	0

International Exploration:

Year to date, five exploratory wells were drilled along the Peruvian coast by Savia Perú and two in the U.S. Gulf Coast.  Of those drilled by Savia, four had presence of hydrocarbons and one was declared dry. The wells in the U.S. Gulf Coast were under evaluation as of September 30, 2011.

International Drilling
Jan - Sep 2011
Location / Company	Number of wells	Hydrocarbon Presence	In evaluation	Dry
US Gulf Coast / ECP America	2	0	2	0
Peru / Savia	5	4	0	1
During the third quarter, Ecopetrol America completed the drilling of the abovementioned Logan and Cobra Wells in the U.S. Gulf Coast. The operator is Statoil in both wells, and Ecopetrol America Inc. holds a 20% stake in Logan and 30% in Cobra. As of September 30, 2011, the Agua Viva-1 well, operated by Oil and Natural Gas Corporation Limited (ONGC), and Ilha do Mel-1 well, operated by Petrobras, were being drilled in Brazil. Ecopetrol do Brasil has a 13% stake in both blocks.

Savia Peru drilled two of the abovementioned wells during the quarter, discovering presence of hydrocarbons in both of them. The two wells are located in the Lobitos Sur formation and are currently producing hydrocarbons.

Internation drilling
3Q 2011
Location / Company	Number of wells	Hydrocarbon Presence	In evaluation	Dry
US Gulf Coast / ECP America	2	0	2	0
Peru / Savia	2	2	0	0

b.	Production

Corporate Group´s Production:

Gross production of the Corporate Group was 716.4 MBOED during the January-September 2011 period, up by 18.5% compared to the same period of 2010. Group production in third quarter 2011 reached 731.5 MBOED, 15.7% more than in the third quarter 2010.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

During the January-September 2011 period, Ecopetrol S.A’s gross direct production accounted for 92.5% of the total group´s production, Hocol’s for 4.3%, Equión’s for 2.0%, Savia’s for 1.0%, and Ecopetrol América’s for 0.3%. Subsidiaries´production altogether increased 53.9% during third quarter 2011 compared to the same period of 2010, and 52.7% in January-September period of 2011 when compared to the same period of the previous year.

CORPORATE GROUP'S PRODUCTION

Ecopetrol S.A. gross oil and gas production (mboed)	3Q 2011	3Q 2010%		Jan - Sep 2011	Jan - Sep 2010%
Crude Oil	575.2	498.9	15.3%	563.5	471.9	19.4%
Natural Gas	102.3	98.4	4.0%	99.3	97.5	1.8%
Total	677.5	597.3	13.4%	662.8	569.4	16.4%

Hocol (mboed)	3Q 2011	3Q 2010		Jan - Sep 2011	Jan - Sep 2010
Crude Oil	30.5	25.4	20.1%	30.4	24.8	22.6%
Natural Gas	0.6		N/A	0.5	1.1	-54.5%
Total	31.1	25.4	22.4%	30.9	25.9	19.3%

Savia (mboed)*	3Q 2011	3Q 2010		Jan - Sep 2011	Jan - Sep 2010
Crude Oil	5.7	6.7	-14.9%	5.8	6.4	-9.4%
Natural Gas	1.1	1.1	0.0%	1.1	0.9	22.2%
Total	6.8	7.8	-12.8%	6.9	7.3	-5.5%

Equion (mboed)	3Q 2011	3Q 2010		Jan - Sep 2011	Jan - Sep 2010
Crude Oil	8.2	-	100.0%	7.8	-	100.0%
Natural Gas	6.4	-	100.0%	6.2	-	100.0%
Total	14.6	-	100.0%	14.0	-	100.0%

Ecopetrol America-K2 (mboed)	3Q 2011	3Q 2010		Jan - Sep 2011	Jan - Sep 2010
Crude Oil	1.4	1.7	-17.6%	1.7	1.7	0.0%
Natural Gas	0.1	0.2	-50.0%	0.1	0.2	-50.0%
Total	1.5	1.9	-21.1%	1.8	1.9	-5.3%

Total Group's production	731.5	632.4	15.7%	716.4	604.5	18.5%

* Production for the third quarter and January-September period of 2010 was revised to in order to show production on field

Production of Ecopetrol S.A.:

Ecopetrol’s equivalent crude and gas production in the third quarter of 2011 increased by 13.4%, when compared to the same period of 2010, from 597.3 MBOED to 677.5 MBOED (85% crude and 15% gas). Ecopetrol S.A´s gross equivalent production of crude oil and gas in the January-September 2011 period reached 662.8 MBOED, an increase of 16.4% compared to the same period of 2010.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Production per type of crude
	3Q 2011	3Q 2010%		Jan - Sep 2011	Jan - Sep 2010%
Light crudes	60.4	55.8	8.2%	60.0	46.0	30.4%
Medium crudes	226.6	227.3	-0.3%	231.6	224.0	3.4%
Heavy crudes	288.2	215.8	33.5%	271.9	201.9	34.7%
Total	575.2	498.9	15.3%	563.5	471.9	19.4%
Does not include subsidiary companies

During the January-September period of 2011, heavy crude oil production accounted for 48.3 % of crude production, compared to 42.8% in the same period of 2010. In this type of hydrocarbon, the most important assets of the direct operation were Castilla and Chichimene, which reached average production for the nine months of 111.3 MBOD and 29.7 MBOD, respectively. In partnership operations, the assets with greatest participation were Rubiales and Quifa (in partnership with Pacific Rubiales), which contributed 107.5 MBOD of gross production for Ecopetrol, and Nare (in partnership with Mansarovar), which contributed with 15.6 MBOD to Ecopetrol´s production. In the third quarter of 2011, Castilla´s contribution was 112.3 MBOD, Chichimene´s was 39.8 MBOD, Rubiales and Quifa´s was 111.6 MBOD, and Nare´s was 16.7 MBOD.

Gas sales for the third quarter of 2011 increased slightly (1%) when compared to the same period of 2010. The construction of the Gibraltar facility was completed during the third quarter and additional volumes for commercialization (36 MMCFD) are expected to be added in the last quarter of the year.

Development drilling during the nine-month period ended September 30, of 2011 increased by 44.1% when compared to the same period of the previous year. In the January-September period of 2011 a total of 752 wells were drilled, of which 32% were operated directly by Ecopetrol.  In the third quarter, 255 wells were drilled, an increase of 4.7% compared to the same period of the previous year.

The following summarizes drilling of development wells by region:

Development wells: jan - sep
	2011			2010
Region	Direct	In partnership	Total	Direct	In partnership	Total	%
Magdalena	92	283	375	39	213	252	48.8%
Central	135	164	299	74	141	215	39.1%
z	3	6	9	-	4	4	125.0%
Catatumbo Orinoquia	10	32	42	-	8	8	425.0%
South	1	26	27	9	31	40	-32.5%
Minor fields	-	-	-	-	3	3	0.0%
Total	241	511	752	122	400	522	44.1%

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Development wells: 3Q
	2011			2010
Region	Direct	In partnership	Total	Direct	In partnership	Total	%
Magdalena	30	82	112	15	80	95	17.9%
Central	44	43	87	42	55	97	-10.3%
North east	1	2	3	-	1	1	200.0%
Catatumbo Orinoquia	4	8	12	-	5	5	140.0%
South	-	11	11	3	11	14	-21.4%
Minor fields	-	-	-	-	3	3	-100.0%
Total	79	146	225	60	155	215	4.7%

Lifting costs of Ecopetrol S.A.:

The lifting cost per barrel produced by Ecopetrol S.A., (based on methodology approved by the U.S. Securities and Exchange Commission, which does not include royalties in the per barrel cost calculation) was US$9.50/BL for the January-September period of 2011, which was US$0.95 /BL, more than in the same period of 2010 as the net result of:
•	US$/1.45 BL in lower costs due to increased production.
•	US$0.44 /BL in higher costs due to devaluation of the Colombian peso versus the U.S. dollar.
•	US$1.96 /BL in higher maintenance costs, costs related to the disposal of wastewater and costs for the associated operation.

c.	Refining

Barrancabermeja Refinery:

Refinery runs*
Mbod	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Barrancabermeja	226.8	232.3	(2.4)%	228.8	222.1	3.0%

* Includes volumes used in the refinery, not total volumes received.

Through-put at the refinery increased 3.0% in the nine-month period ended September 30, 2011 compared to the same period last year, while the utilization factor rose from 78.5% to 81.3%, due primarily to increased cracking feedstock from the hydrotreatment plant. Throughput dropped 2.4% between the third quarter of 2010 and the same quarter of 2011, while the utilization factor fell from 81.6% to 78.6% during the same period as a result of economic optimization of the refinery.

Operations at the UOP II cracking plant and of the Polyolefin’s train (Ethylene II, Polyethylene I/II) were shut down for major maintenance.

Regarding the modernization project, approval resolutions for environmental permits were issued by the Corporación Autónoma de Santander (CAS), a proposal was submitted for relocating nearby communities, and progress was made in the hiring of services for civil works at the site, the upgrading of crude units and the purchase of new units.

The master plan for industrial services was 38% complete by the end of the third quarter. In September 2011

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Costs of the Barrancabermeja refinery:

The cash cost per refined barrel for the Barrancabermeja Refinery during the period January – September of 2011 was US$/5.34 BL, which when compared to the same period of 2010, US$5.49 /BL, decreased US$0.15 /BL as a net result of:

•	US$0.02 /BL in higher costs due to increased refinery runs.
•
US$0.20 /BL in lower costs due to 1) reduced fuel consumption, 2) higher efficiency in industrial services, 3) optimization of hired services and maintenance and 4) optimization of HSE, ICP and supply services.

•	US$0.33 /BL in higher costs due to devaluation of the Colombian peso against the U.S. dollar.

Reficar S.A. (Cartagena Refinery):

Refinery runs*
Mbod	3Q 2011	3Q 2010%		Jan-Sep 2011	Jan-Sep 2010%
Cartagena	76.8	75.7	1.5%	76.9	77.7	(1.0)%

* Includes volumes used in the refinery, not total volumes received.

The refinery’s crude throughput fell 1.0% in the period January-September of 2011 compared to the same period last year, while the utilization factor remained unchanged at 84.3%, primarily because of economic optimization parameters. When comparing the third quarter of 2011 with the same period last year, there was a 1.5% increase in throughput and an increase from 81.1% to 83.0% in the utilization factor due to the economic optimization of the refinery.

The expansion and modernization project at the Refinery, at the close of September 2011 was 44.5% complete.

d.	Transportation

Transported Volumes:

During the January-September period of 2011, an average of 1,195.2 MBOD were transported, of which 76.3% corresponds to crude (912 MBOD) and 23.7% to refined products (283.2 MBOD), an increase of 16% over the same period of 2010.

During the third quarter of 2011, there was an increase of 175.4 MBOD (16.7%), compared to the average daily volume transported in the third quarter of 2010 (1,048.0 MBOD), to a total of 1,223.4 MBOD: 292.4 MBOD (23.9%) in refined products and 930.9 MBOD (76.1%) in crude. This increase mainly reflects the increase in crude transportation.

The higher volume transported in the third quarter of 2011 compared to the same period of the previous year mainly reflects the following:

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Crude oil:

•	Increased pumping capacity of the Castilla-Apiay and Vasconia–Barrancabermeja Refinery systems, along with optimization of the pumping system.
•	Increased transport capacity of the Vasconia–Coveñas ODC, Apiay–Porvenir, Rubiales–Monterrey and 18” Galán–Ayacucho pipeline.
•	Increased capacity at Ayacucho for crude blend injection and reversion of the 14” Ayacucho– Barrancabermeja Refinery line.

Refined products:

•	Increased capacity on the 12” and 16” Galán Salgar lines by the injection of drag reducer agents (DRA).
•	Mechanical completion and availability of 98% of the 14”-diameter Pozos Galán multipurpose line’s length.

Other projects:

In addition to the above mentioned projects, other projects reported the following progress in the third quarter of 2011:

Pipeline Environmental Licensing:
•	On September 30, the approval of the Environmental Management Plan to build the Paramo plant was granted, as part of the project to increase the transport capacity of the Trans-Andean Oil Pipeline.
•	On August 9, the Ministry of Envirronment, Housing and Economic Development (MAVDT) approved the environmental license of the Apiay–Monterrey tranche, as part of the San Fernando-Monterrey project.

Storage:
•	Set-up of 170 KBLS crude storage tanks at Altos del Porvenir and 50 KBLS naphtha storage tanks at Apiay.
•	Improvement of the storage capacity of the Sebastopol plant (40 KBLS).
•	Delivery of a refurbished tank in Puerto Salgar Plant, with 75 KBLS capacity.

Unloading facilities:
•	Increase from 7.2 MBOD to 16 MBOD in the naphtha receiving capacity of the Castilla unloading facility with two additional pumping units.

Other relevant events:
•	Testing of the handling of heavy crude with less dilution in the Rubiales-El Viento Cusiana sector in order to optimize solvent use in the llanos region.
•	Equion´s light crude is now available, with no change of ownership, in order to enhance operating flexibility for evacuating heavy crude.
•	Increase of fuel inventories at the main centers to supply demand.

Bicentenario Oil Pipeline:

At the end of third quarter 2011, phase I of the project was 38.7% complete. The final environmental license was issued on July 28.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
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By the end of the quarter, main progress included: 1) 62 socialization workshops on social investment guidelines with communities in the area of influence of the Araguaney–Banadía tranche were conducted, 2) the 42” pipe was stored at Yopal (Casanare), 3) a construction contractor was selected, starting September 8, 2011, 4) soil was removed for the construction of two tanks in Coveñas, 5) 100% of land has been acquired in Casanare and 98% in Arauca, and 6) initiation of construction of the pipeline (Km 0 – 50) in the municipalities of Yopal, Nuchia and Pore.

Transportation costs:

The Barrel/Kilometer Transported indicator was COL$7.07/BKM for the January-September 2011 period, COL$0.88/BKM less than the same period of the previous year , due to:

•	Lower costs associated with higher volumes transported (an increase of 12%) compared to the same period in 2010 and energy savings costs (COL$1.56/BKM).
•
Higher costs (COL$1.56/BKM) as the net effect of 1) higher variable costs due to the logistics of a larger operation, 2) additional costs for maintenance due to the heavy rainy season, 3) higher storage costs for LPG due to new regulations, 4) rental of pumping units on the Castilla - Apiay line, 5) the assumption by Ecopetrol of total costs for the operation of the Caño Limón – Coveñas line, 6) higher safety and security expenses in order to comply with aerial surveillance, and 7) more flight hours of handle emergencies.

Additionally, there were reductions in energy costs due to the lower tariffs and the higher volume pumping during less costly hours.

e.	Biofuels

Ecodiesel Colombia S.A.:

During the January-September 2011 period, 75 thousand tons of biodiesel were sold, of which 80% went to the Barrancabermeja Refinery, and the remainder was used to meet wholesaler demand in the area. During the third quarter of 2011, 20 thousand tons were sold, equivalent to 142 thousand barrels.

Bioenergy S.A.:

Bioenergy finalized the quarter with 282 hectares sown (its own and those of others), reaching a total of 1,754 between 2010 and 2011. In addition, soil was completely removed in order to start building the plant, and the detailed structural engineering work was initiated.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

f.	Investment plan
The following is a summary of investments made by Ecopetrol in the January-September 2011 period:

Capex (USD million)
Segment	Jan-Sep 2011	Jan-Sep 2010%
Exploration	430.7	235.7	83%
Production	2,337.9	1,827.2	28%
Refining and Petrochemicals	211.4	395.1	-46%
Transportation	602.6	436.5	38%
Supply and marketing	0.9	2.2	-59%
Subsidiaries	684.1	272.2	151%
Acquisitions	451.7	635.5	-29%
Corporate	57.2	59.7	-4%
Total	4,776.5	3,864.1	24%

Of the total invested in the January-September period, 49,0% was allocated to production (US$2,337.9 million), 14,3% to subsidiaries (US$684.1 million), 12,6% to transportation (US$602.6 million), 9,5% to acquisitions (US$451.7 million), 9,0% to exploration (US$430.7 million), 4,4% to refining and petrochemicals (US$211.4 million), 1,2% to corporate (US$57.2 million) and 0.02% to market and supply (US$0.9 million).

Acquisitions include pending payments for: 1) Savia’s earn out 2) Hocol’s earn out, and 3) the acquisition of Equion.

Subsidiaries include among others: 1) equity contributions to exploration subsidiaries, 2) equity contributions to transportation subsidiaries, and 3) equity contributions to Bioenergy.

III. Organizational consolidation, Social Corporate Responsibility, and Corporate Governance

a.	Organizational consolidation

Health, Safety and Environmental Performance (HSE)

Thirty-four (34) accidents were reported during third quarter 2011, and 115 in the January-September period, down from the 54 in the third quarter of 2010 and 145 in the January-September period of that year. The accident frequency index with time lost was 0.88 (accidents per million of labor hours) during third quarter 2011 and 1.06 accidents for the first nine months of the year, an improvement over the 1.66 in third quarter 2010 and 1.54 in the nine-month period ended September 30 of 2010.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

During the third quarter, 13 environmental accidents were reported due to operational causes, and 30 in the January-September period. In the third quarter of 2010, there were 14 environmental accidents and 41 during the January-September period of the same year.

During the third quarter, workshops on leadership and culture at the strategic, tactical and operational levels of HSE  were held on. Monthly live managerial committees were held emphasizing HSE results and meetings were held with subsidiaries regarding HSE policy. A unique structure was also established to manage HSE in the company.

Science and technology

The Industry and Commerce Superintendency (Superintendencia de Industria y Comercio) granted Ecopetrol an invention patent for the technology “tool for the safe removal of valves installed in fluid pipes”. This is the seventh patent the company has received in the past two years and the third in Colombia in 2011. Ecopetrol has the most patents of any colombiancorporation, with a total of 24.

Savings and prevented costs

As a result of the supply strategies, accumulated savings through September 30, 2011 reached COL$261 billion, equivalent to 2.8% of the total managed. The savings obtained correspond to the application of: 1) negotiation options (48%), 2) savings in procurement (21%), 3) aggregation of demand (20%), 4) tariff exemptions (8%), and 5) renegotiation of tariffs (3%).

b.	Corporate Social Responsibility

Social investment

Between January and September of 2011, COP$60 billion was invested for education and culture, regional competitions, and citizenship and democracy projects in the various areas of interest of the company. The most important milestones of the quarter were:
•	High School Students for Colombia awards ceremony: On occasion of the company celebrating its 60th year of operations, the number of recipients was doubled from 70 to 140.
•
Launching of the program “Zero Illiteracy” in partnership with the Education Ministry and the Organization of Iberoamerican States (OEI) to teach 60,000 Colombians to read and write. Ecopetrol will invest COL$65 billion over a period of three years.

Acknowledgements

Dow Jones Sustainability Index: On September 8, Ecopetrol was included in the Dow Jones Sustainability Index, one the world’s leading indicators that monitor the financial performance of top companies in terms of three-dimensional corporate sustainability: economic, social and environmental.

Forbes Magazine Ranking: Ecopetrol was listed in 179th place of the world´s largest corporations, according to the Forbes ranking based on sales, earnings, assets and market value.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Brand value: According to a study by the brand consultancy Interbrand, the Ecopetrol S.A. brand is the brand with the highest value in Colombia.

Stakeholders
The following were the key events with stakeholders during the quarter: :
•	Investor Day (New York City)
•	Public Accountability Hearing in (Acacías, Meta province)
•	Second Corporate Responsibility Forum (Bogota)
•	IV Client Convention (Bogota)

c.	Corporate Governance

Extraordinary Shareholder Assembly on August 3rd: On August 3, 2011, the first Shareholder Extraordinary Assembly unanimously appointed Mr. Amílcar Acosta Medina as an independent member of the Board of Directors, representing the hydrocarbon production departments, following the unfortunate death of Mr. David Rojas Castro.

Extraordinary Shareholder Assembly on October 12th: The Shareholders´ Assembly in its extraordinary meeting held on October 12, 2011, elected Mr. Roberto Steiner to fill the vacancy of the ninth position of the Board of Directors corresponding to the representative of minority shareholders, replacing Mr. Mauricio Cárdenas who was appointed Minister of Mines.

The Assembly also approved the appointment of Federico Renjifo as a non independent member of the Board of Directors.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

IV. Financial results of Ecopetrol and subsidiaries (consolidated) 1

The following are Ecopetrol’s consolidated financial statements:

Consolidated Income Statement
(COP$ Billion)	3Q 2011*	3Q 2010*	%	Jan-Sep 2011*	Jan-Sep 2010*	%
Local Sales	5,333.9	3,816.9	39.7%	15,549.7	11,800.4	31.8%
Export Sales	10,579.4	5,694.3	85.8%	30,071.4	17,017.7	76.7%
Sales to free trade zone	-	-	0.0%	-	-	0.0%
Sales of services	381.2	381.0	0.1%	1,279.5	1,506.1	(15.0)%
Total Sales	16,294.5	9,892.2	64.7%	46,900.6	30,324.2	54.7%
Variable Costs	6,814.5	4,676.4	45.7%	20,229.1	14,439.1	40.1%
Fixed Costs	2,058.1	1,778.1	15.7%	5,760.9	5,043.6	14.2%
Cost of Sales	8,872.6	6,454.5	37.5%	25,990.0	19,482.7	33.4%
Gross profit	7,421.9	3,437.7	115.9%	20,910.6	10,841.5	92.9%
Operating Expenses	796.3	670.4	18.8%	2,617.7	1,914.2	36.8%
Operating Profit	6,625.6	2,767.3	139.4%	18,292.9	8,927.3	104.9%
Non Operating Loss	(204.7)	(435.5)	(53.0)%	(1,442.3)	(1,238.7)	16.4%
Income tax	2,191.7	599.7	265.5%	5,716.0	2,131.1	168.2%
Minority interest	76.4	8.6	788.4%	120.1	112.6	6.7%
Net Income	4,152.8	1,723.5	141.0%	11,014.5	5,444.9	102.3%

EBITDA	7,627.7	4,033.0	89.1%	22,069.1	12,067.3	82.9%
EBITDA Margin	47%	41%		47%	40%

* Not audited, for illustration purposes only

The highest individual contributions to total sales in the January-September period of 2011 (before eliminations) came from the Cartagena Refinery with COP$ 5,051 billion, Hocol with COP$ 2,700 billion and Equion with COP$ 1,395 billion.

In the third quarter of 2011, higher contributions came also from Refinería de Cartagena with COL$1,931 billion, Hocol with COL$909 billion and Equión with COL$476 billion.

1 For purposes of consolidation of third quarter of 2011, in addition to Ecopetrol’s results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A.,Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A., Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd.,  Equión Energía Limited (since January 24, 2011)  and Ecopetrol Capital SLU.

The consolidated financial statements for third quarter 2010 include the following affiliates: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol America Inc, Ecopetrol del Peru S.A.,Hocol, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar S.A.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

In the January-September period of 2011, the main contributions from subsidiaries to consolidated net income came from Hocol with COP$427 billion, Equion with COP$160 billion, and Ocensa with COP$93 billion . The highest net loss was recorded by Ecopetrol America Inc. in the amount of COP$ 150 billion.

In the third quarter, higher net income came from Hocol (COP$114 billion), Equion (COP$88 billion) and Ocensa (COP$61 billion). Ecopetrol America Inc. and Ecopetrol do Brazil reported net losses in the amount of COP$55 billion and COP$31 billion respectively.

Ecopetrol del Peru, Ecopetrol do Brasil, Ecopetrol America and Bioenergy have not reported earnings yet since they are either in the pre-operational stage or are carrying out exploratory activities that have not yielded production, with the exception of Ecopetrol America. In line with the foregoing, subsidiaries in the crude and product transport business report earnings for the consolidated corporate group by lowering transport costs.

In the January-September period of 2011, under the equity participation method, Offshore International Group (Savia Perú) contributed with COP$ 66 billion to the Group’s net income, Invercolsa with COP$ 42 billion and Transgas contributed a net loss of COP$21 billion.

In the third quarter, under the equity participation method, Offshore International Group (Savia Perú) contributed with COP$ 14.8 billion to the Group’s net income, Invercolsa with COP$ 2.6 billion, and Transgas contributed a net loss of COP$8.8 billion.

Consolidated Balance Sheet
(COP$ Billion)	Sep. 30, 2011	Jun. 30, 2011%
Current Assets	19,445.5	16,457.6	18.2%
Long Term Assets	64,935.5	63,069.7	3.0%
Total Assets	84,381.0	79,527.3	6.1%
Current Liabilities	18,980.5	18,363.5	3.4%
Long Term Liabilities	17,625.5	18,177.4	(3.0)%
Total Liabilities	36,606.0	36,540.9	0.2%
Equity	46,554.6	41,894.6	11.1%
Minority interest	1,220.3	1,091.9	11.8%
Total Liabilities and Shareholders´ Equity	84,380.9	79,527.4	6.1%

Debit Memorandum accounts	129,206.7	123,225.6
Credit Memorandum accounts	108,964.0	94,294.5

V. Glossary

MBOED: Thousand barrels of oil equivalent per day
MBOD: Thousand barrels of oil per day
MMBTU: Million British Thermal Units
MMCFD: Million cubic feet per day

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

VI. Conference calls

On Wednesday, October 26, 2011, Ecopetrol’s management will host two webcasts to review the results for the third quarter of 2011

In Spanish	In English
October 26, 2011	October 26, 2011
1:30 p.m. Bogota-Lima	3:00 p.m. Bogota-Lima
2:30 p.m. New York-Toronto	4:00 p.m. New York-Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the presentation 10 minutes beforehand in order to download any necessary software. A copy of the webcast will remain available for one year following the live presentation.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) is the largest company in Colombia in terms of revenue, profit, assets and shareholders’ equity. Ecopetrol is Colombia’s only vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its subsidiaries include Propilco, as well as Black Gold Re Ltda., Ecopetrol Oleo e Gas do Brazil Ltda., Ecopetrol America Inc., Ecopetrol del Peru S.A., Equión Energía Limited, Hocol, Andean Chemicals Limited, COMAI, Bioenergy S.A., ODL Finance S.A., ECP Global Energy, Ecopetrol Transportation Company, Ocensa S.A., Oleoducto de Colombia, Ecopetrol Transportation Investments, Ecopetrol Capital AG and Refineria de Cartagena. Ecopetrol is one of the 40 largest oil companies in the world and one of the four principal oil companies in Latin America. It is majority owned by the Republic of Colombia, and its shares are traded on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, its ADRs are traded on the New York Stock Exchange (NYSE) under the symbol EC and the Toronto Stock Exchange (TCP) under the symbol ECP, and its shares are also on the Bolsa de Valores de Lima (BVL) under the symbol EC. The company divides its operations into four business segments that include exploration and production, refining and petrochemicals, transportation and market and supply.
For more information on Ecopetrol, visit www.ecopetrol.com.co

Forward-looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors, therefore, they are subject to change without prior notice.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Contact information:

Investor Relations Director
Alejandro Giraldo
Telephone: +571-234-5190
Fax: +571-234-5628
E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)
Jorge Mauricio Tellez
Telephone: + 571-234-4329
Fax: +571-234-4480
E-mail: mauricio.tellez@ecopetrol.com.co

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

VII. Exhibits
Unaudited Income Statement
Ecopetrol S.A.

COP$ Million
	3Q-2011	3Q-2010%		2Q-2011	Jan-Sep 2011	Jan-Sep 2010%
Income
Local Sales	4,414,933	3,115,437	41.7%	4,412,864	12,917,292	9,871,035	30.9%
Export Sales	7,933,934	4,150,740	91.1%	7,617,575	22,208,842	12,491,660	77.8%
Sales to free trade zone	1,339,827	986,740	35.8%	1,440,546	4,082,861	3,123,562	30.7%
Sale of Services	379,099	333,802	13.6%	350,885	1,079,865	975,252	10.7%
Total Income	14,067,793	8,586,719	63.8%	13,821,870	40,288,860	26,461,509	52.3%
Cost of Sales
Variable Costs					-	-
Purchase of Hydrocarbons	2,888,638	1,994,944	44.8%	3,092,681	8,469,908	6,409,256	32.2%
Amortization and Depletion	486,979	777,592	(37.4)%	1,009,901	2,247,065	2,053,721	9.4%
Imported products	1,581,397	710,195	122.7%	1,475,373	4,392,357	2,868,381	53.1%
Hydrocarbon Transportation Services	301,364	197,153	52.9%	243,412	786,514	554,882	41.7%
Inventories	94,394	68,526	37.7%	159,738	(158,829)	5,843	#######
Other	147,519	120,907	22.0%	37,218	593,257	323,618	83.3%
Fixed Costs
Depreciation	288,993	212,186	36.2%	285,343	845,976	605,624	39.7%
Contracted Services	589,389	486,627	21.1%	607,249	1,612,509	1,370,902	17.6%
Maintenance	267,359	227,622	17.5%	267,929	741,638	588,129	26.1%
Labor Costs	286,523	238,700	20.0%	255,577	771,173	722,737	6.7%
Other	218,433	232,186	(5.9)%	214,827	594,011	681,072	(12.8)%
Total Cost of Sales	7,150,988	5,266,638	35.8%	7,649,248	20,895,579	16,184,165	29.1%
Gross Profits	6,916,805	3,320,081	108.3%	6,172,622	19,393,281	10,277,344	88.7%
Operating Expenses
Administration	161,272	120,343	34.0%	163,716	453,097	333,817	35.7%
Selling expenses	337,937	246,404	37.1%	352,221	997,950	772,130	29.2%
Exploration and Projects	203,495	87,480	132.6%	206,131	900,797	414,174	117.5%
Operating Income	6,214,101	2,865,854	116.8%	5,450,554	17,041,437	8,757,223	94.6%
Non Operating Income (expenses)
Financial Income	1,295,202	888,412	45.8%	1,153,622	3,463,650	3,058,543	13.2%
Financial Expenses	(1,310,734)	(914,672)	43.3%	(1,634,603)	(4,030,572)	(2,994,252)	34.6%
Interest expenses	(55,532)	(5,583)	894.7%	(50,340)	(124,848)	(10,252)	1,117.8%
Non Financial Income	354,042	138,474	155.7%	277,948	897,628	504,426	78.0%
Non Financial Expenses	(372,127)	(370,007)	0.6%	(319,180)	(1,488,791)	(1,556,877)	4.4%
Results from Subsidiaries	134,341	(292,978)	145.9%	102,141	573,179	(168,944)	439.3%

Income before income tax	6,259,293	2,309,500	171.0%	4,980,142	16,331,683	7,589,867	115.2%
Provision for Income Tax	2,062,581	607,144	239.7%	1,565,811	5,315,963	1,985,847	167.7%
Minority interest	-	-	0.0%	-	-	-
Net Income	4,196,712	1,702,356	146.5%	3,414,331	11,015,720	5,604,020	96.6%

EBITDA	7,092,305	3,952,142	79.5%	6,834,155	20,415,755	11,694,283	74.6%
EBITDA MARGIN	50%	46%		49%	51%	44%
EARNINGS PER SHARE	$103.68	$42.06	146.5%	$84.36	$272.16	$138.46	96.6%
Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Unaudited Income Statement
Ecopetrol Consolidated

COP$ Million
	3Q-2011*	3Q-2010*	%	2Q-2011*	Jan-Sep 2011*	Jan-Sep 2010*	%
Income
Local Sales	5.333.970	3.816.906	39,7%	5.515.062	15.549.678	11.800.425	31,8%
Export Sales	10.579.496	5.694.256	85,8%	10.219.869	30.071.432	17.017.673	76,7%
Sales to free trade zone	-	-	0,0%	-	-	-	0,0%
Sale of Services	381.206	380.969	0,1%	483.278	1.279.454	1.506.147	(15,1)%
Total Income	16.294.672	9.892.131	64,7%	16.218.209	46.900.564	30.324.245	54,7%
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3.757.229	2.203.762	70,5%	3.679.313	10.907.171	7.839.507	39,1%
Amortization and Depletion	616.134	854.272	(27,9)%	1.137.885	2.633.746	2.281.256	15,5%
Imported products	2.254.830	1.542.964	46,1%	2.077.996	6.123.618	4.095.276	49,5%
Hydrocarbon Transportation Services	137.129	104.535	31,2%	275.333	597.804	346.335	72,6%
Inventories	39.383	(7.520)	(623,7)%	169.587	(288.932)	(110.403)	161,7%
Other	9.769	(21.645)	(145,1)%	(40.575)	255.648	(12.839)	2.091,2%
Fixed Costs
Depreciation	453.905	432.652	4,9%	463.758	1.344.630	1.082.299	24,2%
Contracted Services	601.128	486.868	23,5%	620.204	1.650.352	1.321.754	24,9%
Maintenance	358.242	333.852	7,3%	377.131	1.025.548	881.871	16,3%
Labor Costs	308.669	252.127	22,4%	275.084	830.220	764.654	8,6%
Other	336.178	272.568	23,3%	297.460	910.111	993.058	(8,4)%
Total Cost of Sales	8.872.596	6.454.435	37,5%	9.333.176	25.989.916	19.482.768	33,4%
Gross Profits	7.422.076	3.437.696	115,9%	6.885.033	20.910.648	10.841.477	92,9%
Operating Expenses
Administration	227.910	145.654	56,5%	324.507	773.192	427.495	80,9%
Selling expenses	256.736	143.882	78,4%	236.117	679.862	496.143	37,0%
Exploration and Projects	311.640	380.893	(18,2)%	336.049	1.164.601	990.579	17,6%
Operating Income	6.625.790	2.767.267	139,4%	5.988.360	18.292.993	8.927.260	104,9%
Non Operating Income (expenses)
Financial Income	4.191.432	916.345	357,4%	1.334.302	6.668.981	3.314.798	101,2%
Financial Expenses	(4.255.792)	(1.012.194)	320,5%	(1.766.418)	(7.205.515)	(3.287.658)	119,2%
Interest expenses	(93.019)	(50.857)	82,9%	(90.628)	(236.382)	(137.326)	72,1%
Non Financial Income	355.735	126.044	182,2%	305.599	955.716	535.821	78,4%
Non Financial Expenses	(403.036)	(414.887)	(2,9)%	(392.242)	(1.625.067)	(1.664.320)	2,4%

Income before income tax	6.421.110	2.331.718	175,4%	5.378.973	16.850.726	7.688.575	119,2%
Provision for Income Tax	2.191.670	599.658	265,5%	1.700.145	5.715.990	2.131.148	168,2%
Minority interest	76.484	8.590	790,4%	(72.471)	120.163	112.560	6,8%
Net Income	4.152.956	1.723.470	141,0%	3.751.299	11.014.573	5.444.867	102,3%

EBITDA	7.627.677	4.032.956	89,1%	7.571.045	22.069.087	12.067.310	82,9%
EBITDA MARGIN	47%	41%		47%	47%	40%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Balance Sheet
Unaudited

	Ecopetrol S.A.			Ecopetrol Consolidated
COP$ Million	As of September 30, 2011	As of June 30, 2011%		As of September 30, 2011	As of June 30, 2011%

Assets
Current Assets
Cash and cash equivalents	2,472,654	2,995,118	(17.4)%	4,268,578	4,957,467	(13.9)%
Investments	2,380,798	2,173,309	9.5%	2,464,587	2,226,850	10.7%
Accounts and notes receivable	5,783,446	4,374,300	32.2%	6,497,777	3,392,426	91.5%
Inventories	2,039,714	2,136,330	(4.5)%	2,570,918	2,583,062	(0.5)%
Other	2,933,224	2,686,344	9.2%	3,643,689	3,297,832	10.5%
Total Current Assets	15,609,836	14,365,401	8.7%	19,445,549	16,457,637	18.2%
Non Current Assets
Investments	13,044,572	11,761,018	10.9%	4,967,356	4,034,524	23.1%
Accounts and notes receivable	2,850,446	2,816,057	1.2%	251,911	2,267,769	(88.9)%
Property, plant and equipment, net	18,051,370	16,579,532	8.9%	27,668,607	25,317,326	9.3%
Natural and environmental properties, Net	11,546,977	11,029,354	4.7%	13,191,152	12,549,054	5.1%
Other	17,443,172	17,480,556	(0.2)%	18,856,441	18,901,043	(0.2)%
Total Non Current Assets	62,936,537	59,666,517	5.5%	64,935,467	63,069,716	3.0%
Total Assets	78,546,373	74,031,918	6.1%	84,381,016	79,527,353	6.1%

Liabilities and Equity
Current Liabilities
Financial obligations	787,056	832,591	(5.5)%	1,198,077	1,191,631	0.5%
Accounts payable and related parties	8,271,168	10,569,004	(21.7)%	8,644,602	9,861,940	(12.3)%
Estimated liabilities and provisions	954,068	941,701	1.3%	1,506,042	1,483,517	1.5%
Other	5,576,760	3,944,043	41.4%	7,631,806	5,826,368	31.0%
Total Current Liabilities	15,589,052	16,287,339	(4.3)%	18,980,527	18,363,456	3.4%
Long Term Liabilities
Financial obligations	5,773,792	5,576,782	3.5%	7,763,433	7,887,384	(1.6)%
Labor and pension plan obligations	2,991,761	2,927,645	2.2%	3,001,594	2,936,134	2.2%
Estimated liabilities and provisions	3,597,845	3,591,150	0.2%	3,769,975	3,863,821	(2.4)%
Other	3,822,807	3,505,346	9.1%	3,090,517	3,490,049	(11.4)%
Total Long Term Liabilities	16,186,205	15,600,923	3.8%	17,625,519	18,177,388	(3.0)%
Total Liabilities	31,775,257	31,888,262	(0.4)%	36,606,046	36,540,844	0.2%
Minoritary Interest				1,220,332	1,091,929	11.8%
Equity	46,771,116	42,143,656	11.0%	46,554,638	41,894,580	11.1%

Total Liabilities and Shareholders' Equity	78,546,373	74,031,918	6.1%	84,381,016	79,527,353	6.1%

Memorandum Debtor Accounts *	126,838,960	120,817,260		129,206,704	123,225,614
Memorandum Creditor Accounts *	103,963,753	99,269,488		108,963,993	94,294,499

Notes

* Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Unaudited Cash Flow Statement
Ecopetrol S.A.

COP$ million	3Q 2011*	3Q 2010*	%	2Q 2011*	Jan-Sep 2011*	Jan-Sep 2010*	%
Cash flow provided by operating activities:
Net income	4,196,712	1,702,356	146.5%	3,414,331	11,015,720	5,604,020	96.6%
Adjustments to reconcile net income to cash provided by operating activities:	-	-	0.0%	-	-	-	0.0%
Depreciation, depletion and amortization	1,088,944	1,057,693	3.0%	1,412,863	3,667,228	3,074,006	19.2%
Net provisions	(13,545)	25,600	-152.9%	(141,010)	(61,029)	76,453	-179.8%
Disposal of property, plant and equipment	1,921	(21,364)	109.0%	-	2,320	207,858	-98.9%
Loss for disposal of property, plant and equipment	-	20	-100.0%	-	-	24	-100.0%
Loss for disposal of natural and environmental resources	-	4,072	-100.0%	-	-	30,558	-100.0%
Loss for disposal of other assets	20	-		209	288	-	0.0%
Income (loss) from equity method on affiliated companies	(134,340)	292,978	-145.9%	(102,141)	(573,179)	168,944	-439.3%
Net changes in operating assets and liabilities:	-	-	0.0%	-	-	-	0.0%
Accounts and notes receivable	(1,619,376)	147,301	-1199.4%	(758,540)	(3,679,862)	461,285	-897.7%
Inventories	59,917	72,862	-17.8%	145,495	(188,276)	10,893	-1828.4%
Deferred and other assets	(167,905)	(152,998)	9.7%	(1,777)	(1,712,166)	(575,513)	197.5%
Accounts payable and related parties	(366,410)	108,703	-437.1%	1,131,315	2,146,728	2,091,672	2.6%
Taxes payable	1,602,787	551,299	190.7%	(1,537,495)	3,482,061	233,956	1388.3%
Labor obligations	31,218	20,021	55.9%	3,388	20,080	(6,952)	388.8%
Estimated liabilities and provisions	35,810	(125,466)	128.5%	45,545	(57,880)	135,098	-142.8%
Cash provided by operating activities	4,715,753	3,683,077	28.0%	3,612,183	14,062,033	11,512,302	22.1%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	(55,809)	(1,161,131)	0.0%	-	(868,954)	(1,161,131)	0.0%
Purchase of investment securities	(71,606)	(1,821,683)	96.1%	(5,073,296)	(9,657,535)	(7,439,317)	29.8%
Redemption of investment securities	(1,150,681)	2,556,857	-145.0%	5,334,833	7,384,942	5,944,364	24.2%
Sale of property, plant and equipment	(1,620)	-	0.0%	198	-	-	0.0%
Investment in natural and environmental resources	(785,202)	(922,366)	-14.9%	(981,219)	(2,179,718)	(2,144,366)	1.6%
Additions to property, plant and equipment	(1,808,792)	(916,915)	97.3%	(1,408,428)	(4,369,621)	(2,698,228)	61.9%
Net cash used in investing activities	(3,873,710)	(2,265,238)	71.0%	(2,127,912)	(9,690,886)	(7,498,678)	29.2%

Cash flows from financing activities:
Financial obligations	151,475	(207,574)	173.0%	(144,560)	(53,367)	(408,715)	86.9%
Received from associates - capitalization	478,467	219	218378.1%	70	478,494	556	85960.1%
Dividends	(1,994,449)	(1,214,260)	64.3%	(1,983,151)	(3,915,703)	(2,468,896)	58.6%
Net cash used in financing activities	(1,364,507)	(1,421,615)	4.0%	(2,127,641)	(3,490,576)	(2,877,055)	21.3%

Net increase (decrease) in cash and cash equivalents	(522,464)	(3,776)	13736.4%	(643,370)	880,571	1,136,569	-22.5%
Cash and cash equivalents at the beginnig of the year	2,995,118	3,427,341	-12.6%	3,638,488	1,592,083	2,286,996	-30.4%
Cash and cash equivalents at the end of the year	2,472,654	3,423,565	-27.8%	2,995,118	2,472,654	3,423,565	-27.8%

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Unaudited Cash Flow Statement
Ecopetrol Consolidated

COP$ million	3Q 2011*	3Q 2010*	%	2Q 2011*	Jan-Sep 2011*	Jan-Sep 2010*	%

Cash flow provided by operating activities:
Net income	4.152.954	1.723.470	141,0%	3.751.299	11.014.573	5.444.867	102,3%
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1.389.785	1.237.322	12,3%	1.732.731	4.578.912	3.478.173	31,6%
Net provisions	(6.933)	42.491	(116,3)%	(92.407)	(52.382)	128.924	(140,6)%
Disposal of property, plant and equipment	-	-		-	-	-
Loss for disposal of property, plant and equipment	1.921	(21.344)	109,0%	-	2.320	207.882	(98,9)%
Loss for disposal of natural and environmental resources	-	4.072		-	-	30.558
Loss for disposal of other assets	20	-		209	288	-
Income (loss) from equity method on affiliated companies	(8.675)	(13.577)	36,1%	(36.021)	(88.220)	(55.398)	59,2%
Net changes in operating assets and liabilities:
Accounts and notes receivable	(1.256.620)	(1.681.163)	(25,3)%	(642.710)	(3.125.414)	(994.746)	214,2%
Inventories	(28.881)	86.979	(133,2)%	102.836	(411.419)	1.622	(25.464,9)%
Deferred and other assets	55.058	(2.322.012)	102,4%	(172.610)	(550.588)	(576.646)	4,5%
Accounts payable and related parties	(4.316)	(129.893)	96,7%	1.607.185	2.614.100	2.186.531	19,6%
Taxes payable	1.821.745	1.865.143	(2,3)%	(1.739.661)	2.262.971	1.237.757	82,8%
Labor obligations	47.036	23.959	96,3%	6.236	40.311	(7.106)	667,3%
Estimated liabilities and provisions	(344.467)	(69.897)	392,8%	149.305	252.426	(1.136.139)	122,2%
Cash provided by operating activities	5.818.627	745.550	680,4%	4.666.392	16.537.878	9.946.279	66,3%

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	(55.809)	(1.163.131)	0,0%	-	(868.954)	(1.163.131)	0,0%
Purchase of investment securities	(71.606)	(1.821.683)	(96,1)%	(5.073.296)	(9.657.535)	(7.439.317)	29,8%
Redemption of investment securities	(879.199)	3.056.545	(128,8)%	5.028.631	7.769.130	6.162.793	26,1%
Sale of property, plant and equipment	-	-	#�DIV/0!	-	-	-
Investment in natural and environmental resources	(1.026.393)	(1.165.021)	11,9%	(1.153.444)	(3.359.230)	(2.373.500)	41,5%
Additions to property, plant and equipment	(2.969.425)	(163.527)	1.715,9%	(2.341.292)	(7.225.287)	(3.531.031)	104,6%
Net cash used in investing activities	(5.002.432)	(1.256.817)	(298,0)%	(3.539.401)	(13.341.876)	(8.344.186)	59,9%

Cash flows financing activities:
Minority interest	128.403	(15.987)	903,2%	(137.268)	734.381	11.494	6.289,3%
Financial obligations	(117.505)	707.342	(116,6)%	244.422	48.626	1.122.475	(95,7)%
Received from associates - capitalization	478.467	219	218.378,1%	70	478.494	556	85.960,1%
Dividends	(1.994.449)	(1.217.770)	100,0%	(1.983.151)	(3.915.703)	(2.468.896)	58,6%
Net cash used in financing activities	(1.505.084)	(526.196)	186,0%	(1.875.927)	(2.654.202)	(1.334.371)	98,9%

Net increase (decrease) in cash and cash equivalents	(688.889)	(1.037.463)	33,6%	(748.936)	541.800	267.722	102,4%
Cash and cash equivalents at the beginnig of the year	4.957.467	4.867.304	1,9%	5.706.403	3.726.778	3.562.119	4,6%
Cash and cash equivalents at the end of the year	4.268.578	3.829.841	11,5%	4.957.467	4.268.578	3.829.841	11,5%

Notes
* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements t the end of each fiscal year, therefore the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statement, though they do adjust to the methodology defined for this purpose.

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

Calculation and Reconciliation of EBITDA
Ecopetrol S.A.

COP$ Millions	3Q 2011*	3Q 2010*	%	2Q 2011*	Jan - Sep 2011*	Jan - Sep 2010*	%
EBITDA CALCULATION
Operating income	6,214,101	2,865,854	116.8%	5,450,554	17,041,437	8,757,223	94.6%
Plus: Depreciations, depletions and amortizations	878,204	1,086,288	-19.2%	1,383,601	3,374,318	2,937,060	14.9%
UNCONSOLIDATED EBITDA	7,092,305	3,952,142	79.5%	6,834,155	20,415,755	11,694,283	74.6%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-	0.0%
Net Income	4,196,712	1,702,356	146.5%	3,414,331	11,015,720	5,604,020	96.6%
Depreciations, depletions and amortizations	878,204	1,086,288	-19.2%	1,383,600	3,374,318	2,937,060	14.9%
Financial income	(1,295,202)	(888,412)	45.8%	(1,153,622)	(3,463,650)	(3,058,543)	13.2%
Financial expenses	1,366,265	920,255	48.5%	1,684,943	4,155,420	3,004,504	38.3%
Non financial income	(354,043)	(138,474)	155.7%	(277,949)	(897,628)	(504,426)	78.0%
Non financial expenses	372,128	370,007	0.6%	319,181	1,488,791	1,556,876	-4.4%
Results in subsidiaries	(134,340)	292,978	-145.9%	(102,141)	(573,179)	168,944	-439.3%
Provision for income tax	2,062,581	607,144	239.7%	1,565,811	5,315,963	1,985,848	167.7%
UNCONSOLIDATED EBITDA	7,092,305	3,952,142	79.5%	6,834,154	20,415,755	11,694,283	74.6%

	Ecopetrol Consolidated

COP$ Millions	3Q 2011*	3Q 2010*	%	2Q 2011*	Jan - Sep 2011*	Jan - Sep 2010*	%
EBITDA CALCULATION
Operating income	6,625,789	2,767,267	139.4%	5,988,360	18,292,992	8,927,257	104.9%
Plus: Depreciations, depletions and amortizations	1,178,258	1,296,201	-9.1%	1,698,842	4,281,241	3,371,987	27.0%
Minority interest	(176,370)	(30,512)	478.0%	(116,157)	(505,146)	(231,934)
CONSOLIDATED EBITDA	7,627,677	4,032,956	89.1%	7,571,045	22,069,087	12,067,310	82.9%

RECONCILIATION NET INCOME TO EBITDA	-	-	0.0%	-	-	-
Net income	4,152,956	1,723,470	141.0%	3,751,299	11,014,573	5,444,865	102.3%
Depreciations, depletions and amortizations	1,178,258	1,296,201	-9.1%	1,698,842	4,281,241	3,371,987	27.0%
Financial income	(4,282,750)	(2,272,761)	88.4%	(1,301,682)	(6,668,981)	(6,267,294)	6.4%
Financial expenses	4,360,585	2,419,468	80.2%	1,860,447	7,441,898	6,377,480	16.7%
Non financial income	(264,417)	(126,044)	109.8%	(338,218)	(955,716)	(535,821)	78.4%
Non financial expenses	391,261	414,886	-5.7%	388,841	1,625,065	1,664,320	-2.4%
Minority interest on net income	76,484	8,590	790.4%	(72,472)	120,163	112,560	6.8%
Provision for income taxes	2,191,670	599,658	265.5%	1,700,145	5,715,990	2,131,148	168.2%
Minority interest on Ebitda	(176,370)	(30,512)	478.0%	(116,157)	(505,146)	(231,934)
CONSOLIDATED EBITDA	7,627,677	4,032,956	89.1%	7,571,045	22,069,087	12,067,310	82.9%

 * Not audited, for illustration purposes only

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

VIII. Subsidiaries results

Note: Financial statements of subsidiaries are not audited.

Exploration and Production

1.  Hocol:

Income Statement
(COP$ Billion)	3Q 2011	3Q 2010	Jan-Sep 2011	Jan-Sep 2010
Local Sales	3.3	5.6	6.2	22.9
Export Sales	905.9	675.2	2,694.4	1,794.2
Sales of services	-	-	-	-
Total Sales	909.2	680.8	2,700.6	1,817.1
Variable Costs	574.5	458.0	1,670.4	1,185.6
Fixed Costs	117.9	65.8	322.8	213.5
Cost of Sales	692.4	523.8	1,993.1	1,399.0
Gross profit	216.8	157.1	707.4	418.1
Operating Expenses	53.3	111.5	108.3	158.1
Operating Profit	163.5	45.6	599.1	259.9
Profit/(Loss) before taxes	171.5	29.5	634.3	218.5
Income tax	57.2	(6.1)	207.2	36.4
Net Income/Loss	114.3	35.6	427.1	182.1

EBITDA	243.08	101.65	820.39	430.01
EBITDA margin	27%	15%	30%	24%

Balance Sheet
(COP$ Billion)	As of September 30, 2011	As of June 30, 2011
Current Assets	1,125.9	1,078.6
Long Term Assets	1,473.9	1,478.1
Total Assets	2,599.8	2,556.7
Current Liabilities	440.1	547.6
Long Term Liabilities	144.8	150.7
Deferred taxes	-	-
Total Liabilities	584.9	698.3
Equity	2,014.9	1,858.4
Total Liabilities and Shareholders	2,599.8	2,556.7

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co
www.ecopetrol.com.co

2.	Savia Peru

Income Statement
US$ million	3Q 2011	3Q 2010	Jan-Sep 2011	Jan-Sep 2010
Local Sales	66.9	51.0	267.6	199.2
Export Sales	-	-	-	-
Sales of services	(0.1)	7.3	5.5	8.9
Total Sales	66.7	58.3	273.1	208.1
Variable Costs	27.8	28.1	112.3	99.4
Fixed Costs	9.9	7.0	36.2	29.0
Cost of Sales	37.7	35.1	148.5	128.4
Gross profit	29.0	23.2	124.6	79.7
Operating Expenses	4.5	14.3	29.5	16.3
Operating Profit	24.5	9.0	95.1	63.5
Profit/(Loss) before taxes	22.4	20.1	93.0	63.1
Income tax	1.8	2.0	12.6	13.7
Employee profit sharing	-	-	-	-
Deferred taxes	11.1	2.0	19.1	4.0
Minority interest	-	-	-	-
Net Income/Loss	9.4	16.1	61.3	45.4

EBITDA	36.0	14.3	124.6	85.8
EBITDA margin	54%	28%	47%	43%

Balance Sheet
US$ million	As of September 30, 2011	As of June 30, 2011
Current Assets	235.4	227.7
Long Term Assets	471.6	434.0
Total Assets	707.0	661.7
Current Liabilities	192.7	165.8
Long Term Liabilities	66.5	68.5
Deferred taxes	40.3	29.1
Total Liabilities	299.4	263.5
Equity	407.6	398.2
Total Liabilities and Shareholders´ Equity	707.0	661.7

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co www.ecopetrol.com.co

3.	Equión

Income Statement
(COP$ Billion)	3Q 2011	2Q 2011	Jan-Sep 2011
Local Sales	43.3	29.1	96.9
Export Sales	431.8	447.7	1,295.5
Sales of services	1.0	0.9	2.6
Total Sales	476.1	477.7	1,394.9
Variable Costs	256.2	280.2	704.6
Fixed Costs	34.8	29.0	88.1
Cost of Sales	291.0	309.2	792.7
Gross profit	185.1	168.5	602.2
Operating Expenses	22.1	119.6	147.3
Operating Profit	163.0	48.9	454.9
Profit/(Loss) before taxes	151.4	(76.1)	334.9
Income tax	63.9	62.6	174.6
Net Income/Loss	87.5	(138.7)	160.3

EBITDA	101.0	40.1	279.6
EBITDA margin	21%	8%	20%

Balance Sheet
(COP$ Billion)	As of September 30, 2011	As of June 30, 2011
Current Assets	850.9	702.7
Long Term Assets	1,126.7	1,107.8
Total Assets	1,977.6	1,810.5
Current Liabilities	763.7	702.5
Long Term Liabilities	159.5	147.3
Total Liabilities	923.2	849.8
Equity	1,054.4	960.7
Total Liabilities and Shareholders´ Equity	1,977.6	1,810.5

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co www.ecopetrol.com.co

Refining and petrochemicals

1.	Propilco

Sales volume (tons)	3Q 2011	3Q 2010	jan-sep 2011	jan-sep 2010
Polypropylene	95,591	104,655	283,061	303,005
Polypropylene marketing for COMAI	3,549	2,493	8,622	7,464
Total	99,140	107,148	291,684	310,469

Income Statement
(COP$ Billion)	3Q 2011	3Q 2010	Jan-Sep 2011	Jan-Sep 2010
Local Sales	189.4	161.8	551.5	501.4
Export Sales	190.7	157.3	591.8	489.7
Sales of services	-	-	-	-
Total Sales	380.2	319.1	1,143.3	991.1
Variable Costs	326.5	278.9	959.5	866.1
Fixed Costs	26.5	21.7	78.6	63.0
Cost of Sales	352.9	300.6	1,038.1	929.1
Gross profit	27.2	18.5	105.2	62.0
Operating Expenses	25.3	23.9	74.0	69.9
Operating Profit	1.9	(5.4)	31.2	(7.9)
Profit/(Loss) before taxes	8.0	10.9	34.9	47.9
Income tax	1.2	1.6	4.9	4.4
Minority interest	-	-	-	-
Net Income/Loss	6.8	9.3	30.0	43.6

EBITDA	14.7	5.7	69.5	23.3
EBITDA margin	4%	2%	6%	2%

Balance Sheet
COP$ Billion	As of September 30, 2011	As of June 30, 2011
Current Assets	686.0	599.2
Long Term Assets	505.5	506.3
Total Assets	1,191.5	1,105.5
Current Liabilities	383.3	303.5
Long Term Liabilities	159.7	160.0
Total Liabilities	543.0	463.5
Equity	648.5	642.0
Total Liabilities and Shareholders´ Equity	1,191.5	1,105.5

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co www.ecopetrol.com.co

2.	Reficar

Sales Volume (MBD)	3Q 2011	3Q 2010*	jan-sep 2011	jan-sep 2010
Local	43.4	37.2	42.2	40.4
International	57.1	50.3	55.4	48.8
Total	100.5	87.5	97.6	89.2

* Reclasified as local sale

Income Statement
(COP$ Billion)	3Q 2011	3Q 2010	Jan-Sep 2011	Jan-Sep 2010
Local Sales	871.3	618.7	2,292.3	1,711.9
Export Sales	1,060.0	695.9	2,758.9	1,837.1
Sales of services	-	-	-	-
Total Sales	1,931.2	1,314.5	5,051.2	3,549.0
Variable Costs	1,820.0	1,274.4	4,729.8	3,354.3
Fixed Costs	61.2	39.3	169.9	164.8
Cost of Sales	1,881.2	1,313.7	4,899.7	3,519.1
Gross profit	50.0	0.9	151.5	29.9
Operating Expenses	25.6	11.7	96.4	40.5
Operating Profit	24.4	(10.8)	55.1	(10.6)
Non Operating income	46.0	19.6	137.6	50.4
Non Operating expenses	(41.5)	(48.6)	(147.3)	(80.2)
Profit/(Loss) before taxes	28.9	(39.8)	45.4	(40.4)
Income tax	1.3	2.0	3.5	5.4
Minority interest	-	-	-	-
Net Income/Loss	27.6	(41.8)	42.0	(45.8)

EBITDA	50.8	66.2	137.1	68.5
EBITDA margin	3%	5%	3%	2%

Balance Sheet
COP$ Billion	As of September 30, 2011	As of June 30, 2011
Current Assets	1,319.3	1,058.5
Long Term Assets	4,686.5	4,009.5
Total Assets	6,005.8	5,068.0
Current Liabilities	2,098.1	1,188.0
Long Term Liabilities	1,143.6	1,143.5
Total Liabilities	3,241.7	2,331.5
Equity	2,764.1	2,736.5
Total Liabilities and Shareholders´ Equity	6,005.8	5,068.0

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co www.ecopetrol.com.co

Transportation

1.	Ocensa

Transported volumes (MBOD)	3Q 2011	3Q 2010	jan-sep 2011	jan-sep 2010
Cusiana-Porvenir	177.1	53.3	145.1	53.3
Porvenir-Vasconia	574.1	463.7	554.7	451.0
Vasconia-Coveñas	381.1	269.2	356.2	272.2
Coveñas-Export Port	367.6	227.6	344.4	255.2

Income Statement
(COP$ Billion)	3Q 2011	3Q 2010	Jan-Sep 2011	Jan-Sep 2010
Sales of services	226.0	234.2	718.6	1,044.6
Total Sales	226.0	234.2	718.6	1,044.6
Cost of Sales	176.4	172.9	517.1	486.4
Gross profit	49.6	61.3	201.4	558.2
Operating Expenses	14.4	12.4	48.7	33.7
Operating Profit	35.2	48.9	152.7	524.5
Profit/(Loss) before taxes	62.7	(25.9)	96.4	388.7
Income tax	1.3	(8.5)	4.0	96.1
Minority interest	-	-	-	-
Net Income/Loss	61.3	(17.4)	92.5	292.6

EBITDA	84.5	30.0	283.3	316.0
EBITDA margin	37%	13%	39%	30%

Balance Sheet
COP$ Billion	As of September 30, 2011	As of June 30, 2011
Current Assets	794.4	834.8
Long Term Assets	1,063.2	1,115.3
Total Assets	1,857.6	1,950.1
Current Liabilities	267.7	321.4
Long Term Liabilities	916.9	1,017.0
Total Liabilities	1,184.6	1,338.4
Equity	673.0	611.7
Total Liabilities and Shareholders´ Equity	1,857.6	1,950.1

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co www.ecopetrol.com.co

2.	ODL

	3Q 2011	3Q 2010	jan-sep 2011	jan-sep 2010
Transported volumes (MBOD)	213.9	146.6	203.9	134.9

Income Statement
(COP$ Billion)	3Q 2011	3Q 2010	Jan-sep 2011	Jan-sep 2010
Sales of services	121.3	50.8	257.8	121.7
Total Sales	121.3	50.8	257.8	121.7
Variable Costs	16.1	7.6	40.2	18.8
Fixed Costs	50.9	37.6	118.5	71.2
Cost of Sales	67.0	45.3	158.6	90.0
Gross profit	54.3	5.6	99.2	31.7
Operating Expenses	3.7	2.0	10.2	4.8
Operating Profit	50.6	3.6	88.9	26.9
Profit/(Loss) before taxes	53.5	(5.4)	72.4	0.1
Income tax	1.1	1.0	3.2	3.0
Minority interest	-	-	-	-
Net Income/Loss	52.5	(6.4)	69.1	(2.9)

EBITDA	44.9	19.2	95.9	48.2
EBITDA margin	37%	38%	37%	40%

Balance Sheet
COP$ Billion	As of September 30, 2011	As of June 30, 2011
Current Assets	400.69	259.25
Long Term Assets	1,679.74	1,622.46
Total Assets	2,080.43	1,881.71
Current Liabilities	112.26	121.79
Long Term Liabilities	1,303.81	1,303.81
Total Liabilities	1,416.07	1,425.60
Equity	664.34	456.11
Total Liabilities and Shareholders´ Equity	2,080.4	1,881.71

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co www.ecopetrol.com.co

Biofuels

1.	Ecodiesel

Income Statement

(COP$ Billion)	3Q 2011	3Q 2010	Jan-Aug 2011	Jan-Aug 2010
Domestic sales	49.5	26.5	192.9	26.5
Sales of services	-	-	-	-
Total Sales	49.5	26.5	192.9	26.5
Variable Costs	46.4	24.5	178.5	24.5
Fixed Costs	-	-	-	-
Cost of Sales	46.4	24.5	178.5	24.5
Gross profit	3.1	2.0	14.4	2.0
Operating Expenses	2.1	0.5	9.1	0.6
Operating Profit	1.0	1.5	5.3	1.4
Profit/(Loss) before taxes	0.00	-1.27	0.00	(0.49)
Income tax	-	-	-	-
Minority interest	-	-	-	-
Net Income	0.00	-1.27	0.00	-0.49

EBITDA	1.0	1.5	14.3	1.4
EBITDA margin	2%	6%	7%	5%

Balance Sheet
COP$ Billion	As of September 30, 2011	As of June 30, 2011
Current Assets	44.8	48.2
Long Term Assets	94.1	94.5
Total Assets	138.9	142.7
Current Liabilities	58.5	60.1
Long Term Liabilities	59.0	61.3
Total Liabilities	117.5	121.3
Equity	21.4	21.4
Total Liabilities and Shareholders´ Equity	138.9	142.7

Ecopetrol Investor Relations. Phone Number: 2345190, e-mail: investors@ecopetrol.com.co www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 25, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer